UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 5, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Coldwater Creek, Inc.

File No. 000-21915 - CF#25727
_____

       Coldwater Creek, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on September 8, 2010.

       Based on representations by Coldwater Creek, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 10.1   through February 13, 2012

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                              Pamela Howell
                              Special Counsel